Contact

www.linkedin.com/in/torsten-kuenzlen-629288 (LinkedIn)

Top Skills

Executive Management
People Management
Analytical Skills

Torsten Kuenzlen

Co-CEO at Teeccino
Oxnard, California, United States

Summary

Bringing leadership and global CPG experience to companies in established and new industries

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Experience

Teeccino

3 years 4 months

Co-Chief Executive Officer
August 2024 - Present (1 year 9 months)
Oxnard, California, United States

Partnering with founder Caroline MacDougall to expand leading coffee alternative and herbal tea company Teeccino Caffe in the US and internationally.

Board Member
January 2023 - Present (3 years 4 months)
Oxnard, California, United States

Leading herbal coffee replacement and tea company

AdVentures

Owner
July 2016 - Present (9 years 10 months)
Canada/USA/Europe

Syndio Health

Board Member
September 2016 - Present (9 years 8 months)

Live Well Brands Inc.

Group CEO
May 2022 - August 2024 (2 years 4 months)
North America

Live Well Brands is the holding company for our organic Health & Wellness subsidiary Aloe Cadabra and organic food company Garlic Gold.

H2Clipper
Chief Executive Officer
July 2023 - March 2024 (9 months)
Santa Barbara, California, United States

COO/CEO of Hydrogen Delivery Parent Company and H2C Safety Pipe subsidiary. Led restrategizing and restructuring to focus on sustainable business development.

H2 Clipper Safety Pipe
Chief Executive Officer
July 2023 - March 2024 (9 months)
Santa Barbara, California, United States

Dedicated subsidiary of parent H2Clipper, developing and selling hydrogen pipelines and services. Co-founded, established and secured lead investor while significantly advancing IP, technology and commercial progress leading the team.

Dorason Corporation
President
May 2023 - March 2024 (11 months)
Santa Barbara, California, United States

President/CEO of holding company comprising H2Clipper with H2C Safety Pipe subsidiary as well as Live Well Brands and Seven Oaks Ranch

Sundial Cannabis
Chief Executive Officer & Director
January 2018 - February 2020 (2 years 2 months)
Calgary, Canada Area

Sundial Growers is one Canada's best licensed adult-use cannabis companies

Molson Coors
5 years 1 month

Global Chief Commercial Officer
April 2015 - June 2016 (1 year 3 months)
Denver, Colorado

Responsible for global Consumer and Customer Excellence

Chief Commercial Officer Molson Coors International
June 2011 - March 2015 (3 years 10 months)
Denver, Colorado USA

Responsible for Consumer and Customer Excellence of the international business unit

The Coca-Cola Company

7 years

President Coca-Cola Indonesia Region
May 2009 - June 2011 (2 years 2 months)

Vice President Commercial Leaderhsip
2004 - April 2009 (5 years)

The Coca-Cola Company

Vice President & General Manager North Africa
2001 - 2003 (2 years)

The Coca-Cola Company

6 years

Marketing Director Northern Africa
1997 - 2000 (3 years)

Marketing Director for the 39 countries of Northern Africa working with central marketing leadership and five regional marketing teams. Responsible for all elements of marketing including communication development, agency management, media, budgets, etc.

Olympic Marketing Manager
April 1994 - December 1996 (2 years 9 months)

Responsible for worldwide marketing and activation of the 1996 Centennial Olympic Games in Coca-Cola's hometown of Atlanta. Supported over 50 markets with centrally developed and managed prograns and in-market consulting. Also worked on the 1994 Soccer/Football World Cup and other sports related sponsorships and projects extending to the 1998 Nagano and 2000 Sydney Olympics as well as the related Olympic Torch Relay events.

Education

European Business Management - Rheinland Pfalz
MBA, International Management & Marketing · (1988 - 1993)